                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 4)

                             United Auto Group, Inc.
           -----------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.0001 par value
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                    909440109
           -----------------------------------------------------------
                                 (CUSIP Number)

                                    COPY TO:
Tami E. Nason, Esq.                                      Larry Jordan Rowe, Esq.
Charlesbank Capital Partners, LLC                        Ropes & Gray
600 Atlantic Avenue                                      One International Place
Boston, MA 02210                                         Boston, MA 02110
(617) 619-5400                                           (617) 951-7407
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 31, 2002
       ------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

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                                  SCHEDULE 13D

-------------------------                                  ---------------------
CUSIP No. 909440109                                          Page 2 of 6 Pages
-------------------------                                  ---------------------


--------------------------------------------------------------------------------
   1.    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Charlesbank Capital Partners, LLC
--------------------------------------------------------------------------------
   2.                                                                   (a) [_]
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (b) [_]

--------------------------------------------------------------------------------
   3.    SEC USE ONLY

--------------------------------------------------------------------------------
   4.    SOURCE OF FUNDS*
             OO

--------------------------------------------------------------------------------
   5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [_]
--------------------------------------------------------------------------------
   6.    CITIZENSHIP OR PLACE OF ORGANIZATION

             Massachusetts

--------------------------------------------------------------------------------

                             7.   SOLE VOTING POWER
        NUMBER OF                     1,448,323 shares
         SHARES            -----------------------------------------------------
      BENEFICIALLY
        OWNED BY             8.   SHARED VOTING POWER
          EACH                        ----
        REPORTING          -----------------------------------------------------
         PERSON
          WITH               9.   SOLE DISPOSITIVE POWER
                                      1,448,323 shares

                           -----------------------------------------------------

                            10.   SHARED DISPOSITIVE POWER
                                      ----

--------------------------------------------------------------------------------
   11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    1,448,323 shares

--------------------------------------------------------------------------------
   12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            [X]
--------------------------------------------------------------------------------

   13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                    4.3%

--------------------------------------------------------------------------------
   14.   TYPE OF REPORTING PERSON*
                    OO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
                                  ------------

                             United Auto Group, Inc.
                             -----------------------

     This Amendment No. 4 (the "Amendment") hereby amends the initial Schedule 13D filed on July 10, 1998, Amendment No. 1 to the initial Schedule 13D filed on April 22, 1999, Amendment No. 2 to the initial Schedule 13D filed on May 6, 1999 and Amendment No. 3 to the initial Schedule 13D filed on February 14, 2002. Terms used but not defined in this Amendment have the meanings defined in the initial Schedule 13D, Amendment No. 1 to the initial Schedule 13D, Amendment No. 2 to the initial Schedule 13D and Amendment No. 3 to the initial Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the initial Schedule 13D, Amendment No. 1 to the initial Schedule 13D, Amendment No. 2 to the initial Schedule 13D or Amendment No. 3 to the initial Schedule 13D.

Item 5 is hereby amended and restated to read as follows:

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a), (b)    Pursuant to the Amended and Restated Existing Assets Management
Agreement dated September 30, 2001, under which Charlesbank serves as investment manager to Harvard and its affiliates, including Aeneas Venture Corporation ("Aeneas"), Charlesbank is the beneficial owner of 1,448,323 shares of Common Stock of the Issuer (approximately 4.3% of the shares of Common Stock based on the most recent filing of the Issuer with the SEC). The sole purpose of this filing is to reflect the fact that as of March 31, 2002, at which time its beneficial ownership of shares of Common Stock of the Issuer fell below 5%, Charlesbank ceased to be a Reporting Person on Schedule 13D for the purposes of Rule 13d-1.

     Charlesbank has sole power to vote and sole power to dispose of such shares to which this Amendment relates.

     (c) Between January 31, 2002 and March 31, 2002, and on behalf of Aeneas, Charlesbank sold shares of Common Stock of the Issuer in open-market transactions on the New York Stock Exchange. The transaction dates, number of shares sold and prices per share during that period are set forth on Exhibit A hereto.

     (d)   Not applicable.

     (e)   Not applicable.


Item 7.    Material to be Filed as Exhibits.
           --------------------------------

Exhibit A --   Information concerning Charlesbank's Transactions on behalf of
               Aeneas for the period January 31, 2002 to March 31, 2002.

                                    Signature
                                    ---------

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2002

CHARLESBANK CAPITAL PARTNERS, LLC



By:  /s/ Tami E. Nason
    --------------------------
    Name:  Tami E. Nason, Esq.
    Title: Senior Vice President

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EXHIBIT INDEX
-------------

                                                                        Page Number In
Exhibit                                                                 Sequentially
Number         Description                                              Numbered Copy
------         -----------                                              -------------
A              Information Concerning Charlesbank's Transactions on           6
               behalf of Aeneas for the period January 31, 2002 to
               March 31, 2002

                                    EXHIBIT A
                                    ---------

     Charlesbank's Transactions on behalf of Aeneas for January 31, 2002 to
     ----------------------------------------------------------------------
                                 March 31, 2002
                                 --------------

                           Shares of           Shares of
                           Common              Common               Price
Date of Transaction        Stock Bought        Stock Sold           Per Share
-------------------        ------------        ----------           ---------

3/18/02                                         1,227,133           $21.50